Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-85668

Prospectus Supplement dated December 15, 2003 to Prospectus dated July 29, 2003

807,958 Shares

Common Stock

This Prospectus Supplement contains information about recent developments that are included in reports filed by The Titan Corporation with the Securities and Exchange Commission and incorporated into the Prospectus. We urge you to read our filings with the SEC to obtain the most recent publicly available information.

RECENT DEVELOPMENTS

In September 2003, we entered into a merger agreement with Lockheed Martin Corporation for Lockheed to acquire us. If the proposed merger is completed, stockholders of Titan will have the right to elect to receive $22.00 per share in cash, in an equivalent amount of Lockheed Martin common stock, or 50% in cash and 50% in Lockheed Martin common stock. The merger agreement requires that 50% of the total merger consideration consist of cash and 50% consist of Lockheed Martin common stock. If stockholders over-subscribe for cash or for common stock, then adjustments to stockholder elections will be made in accordance with the allocation procedures in the merger agreement.

For stockholders making a stock election, the number of shares of Lockheed Martin common stock to be issued for each share of Titan common stock will be based on an exchange rate determined by dividing $22.00 by the "average Lockheed Martin price." The "average Lockheed Martin price" means the average of the daily mean of the high and low sales prices per share of Lockheed Martin common stock for the ten trading days ending on, but excluding, the third trading day prior to the effective time of the merger. For purposes of determining the exchange rate, we and Lockheed Martin have agreed to upper and lower limits, or "collars," on the average Lockheed Martin price of $58.00 and $46.00. As a result, even if the average Lockheed Martin price exceeded $58.00, the parties would use $58.00 in determining the exchange rate and the exchange rate would be fixed at 0.3793. Similarly, even if the average Lockheed Martin price was less than $46.00, the parties would use $46.00 in determining the exchange rate and the exchange rate would be fixed at 0.4783.

On December 8, 2003, we announced that we and Lockheed received clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 to proceed with the merger. Lockheed Martin and Titan expect to complete the merger promptly after we receive stockholder approval at a special meeting of stockholders. The special meeting has not yet been scheduled but is expected to be scheduled during the first quarter of 2004. The closing of the merger remains subject to other conditions, including:

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receipt of consent of holders of a majority in aggregate principal amount of Titan's $200 million in outstanding 8% senior subordinated notes with respect to Titan's consent solicitation to amend the indenture such that the merger does not require a change in control offer to noteholders, eliminates restrictive covenants in the indenture and releases the guarantors and to amend the registration rights agreement to eliminate any "registration default" caused by the merger and provide for the termination of the registration rights agreement, and the effectiveness of these amendments;

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redemption of Titan's cumulative preferred stock in accordance with the terms of the merger agreement; and

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there must not have occurred since the date of the merger agreement any change, effect, circumstance or event individually or in the aggregate that has had or is reasonably likely to have a material adverse effect, as defined in the merger agreement, with respect to Titan.

Additional Information about the Merger and Where to Find It

Lockheed Martin and Titan have filed a proxy statement/prospectus and other relevant materials with the SEC in connection with the proposed acquisition of Titan by Lockheed Martin. We urge you to read the proxy statement/prospectus and other relevant materials as they become available before making an investment decision with respect to Titan and before making a voting or investment decision with respect to the proposed merger, because they will contain information about Lockheed Martin, Titan and the proposed merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Lockheed Martin or Titan with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, stockholders and investors may obtain free copies of the documents filed with the SEC by Lockheed Martin by contacting Lockheed Martin Investor Relations, 6801 Rockledge Drive, Bethesda, MD 20817, (301) 897-6598. Stockholders and investors may obtain free copies of the documents filed with the SEC by Titan by contacting Titan Investor Relations, 3033 Science Park Rd., San Diego, CA 92121, (858) 552-9400.

RISK FACTORS

In addition to the Risk Factors set forth in the Prospectus, you should carefully consider the matters described below in making a decision about investing in our common stock

Titan may be unable to complete the consent solicitation with respect to its 8% senior subordinated notes, which may delay or prevent completion of the merger.

Under the merger agreement, our receipt of the consent of the holders of a majority of the aggregate principal amount of our 8% senior subordinated notes to amend the indenture governing the 8% senior subordinated notes and the registration rights agreement in favor of the holders of the 8% senior subordinated notes is a condition to Lockheed Martin's obligations to complete the merger. There can be no assurance that the required consents can be obtained. If we are unable to obtain the consent of the holders approving the amendments described above and Lockheed Martin elects not to waive the consent solicitation condition, the merger cannot be completed under the terms of the merger agreement.

If the average Lockheed Martin price falls below $46.00, the value of merger consideration will be less than $22.00 per Titan share.

Each share of Titan common stock exchanged for a fraction of a share of Lockheed Martin common stock will be exchanged at an exchange rate determined by dividing $22.00 by the average Lockheed Martin price. For purposes of determining the exchange rate, we and Lockheed Martin have agreed to upper and lower limits, or "collars," on the average Lockheed Martin price of $58.00 and $46.00. As a result, even if the average Lockheed Martin price is calculated to be less than $46.00, the parties would still use $46.00 in determining the exchange rate. As a result, the exchange rate would be less than it would be in the absence of a collar and holders of Titan common stock would receive fewer shares of Lockheed Martin common stock than they would have received in the absence of the collar.

The exchange rate and number of shares of Lockheed Martin stock that a Titan stockholder will receive is based on the average Lockheed Martin price, which could be lower than the market value of the shares.

The use of an exchange rate that is tied to an average trading price is intended to provide Titan stockholders with $22.00 in "value" (subject to the collars described above) of Lockheed Martin common stock for each share of Titan common stock exchanged for Lockheed Martin common stock, without permitting one-day trading spikes, arbitrage or other unusual market activity to artificially raise or lower the exchange rate. However, holders may not be able to sell these shares at the average price. If the average Lockheed Martin price over the measurement period is higher than the market price of the Lockheed Martin common stock at the effective time of the merger, the Lockheed Martin common stock issued in the merger would be worth less than $22.00 per Titan share.

The value of the Lockheed Martin stock a Titan stockholder may receive in the merger may fluctuate after the merger. Neither Titan nor Lockheed Martin can predict how the Lockheed Martin common stock will trade subsequent to the effective time of the merger.

Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Lockheed Martin's businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond Lockheed Martin's control.

In addition, for Titan stockholders who hold their shares in certificated form, there will be a time period between the effective time of the merger and the time when Titan stockholders actually receive stock certificates evidencing Lockheed Martin common stock. Until stock certificates are received, Titan stockholders will not be able to sell their shares of Lockheed Martin common stock in the open market and, thus, will not be able to avoid losses resulting from any decline in the market price of Lockheed Martin common stock during this period. As a result, these holders might not be able to sell the Lockheed Martin common stock exchanged in the merger for $22.00 per share.

The merger may become fully taxable to Titan stockholders if the price of Lockheed Martin common stock declines significantly and other specified actions are taken by Lockheed Martin and Titan.

The structure of the merger could change from a tax-free "forward" merger, where stockholders generally would recognize gain or loss only to the extent of the cash consideration received in the merger, into a taxable "reverse" merger. If the transaction were to proceed as a "reverse" merger, the stockholders would recognize gain or loss, regardless of the type of consideration received, in an amount equal to the difference between (1) the sum of the cash and the fair market value of shares of Lockheed Martin common stock received in the merger and (2) the stockholder's adjusted basis in the shares of Titan common stock exchanged in the merger.

The structure will change to a taxable "reverse" merger only if:

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tax counsel to Lockheed Martin and Titan are unable to render an opinion at the effective time of the merger that the "forward" merger will be treated for U.S. federal income tax purposes as a tax-free reorganization solely because the aggregate value of the Lockheed Martin common stock to be delivered at the effective time of the merger would be insufficient to cause the merger consideration to meet the "continuity of interest" requirements under applicable tax regulations;

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Lockheed Martin declines to increase the exchange rate of Lockheed Martin common stock to be delivered as merger consideration to the minimum extent necessary to cause the merger consideration to meet the "continuity of interest" requirements; and

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Titan elects to restructure the proposed transaction as a taxable "reverse" merger rather than exercise Titan's option to terminate the merger agreement under these circumstances.

ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide information different from that contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. Neither the delivery of this prospectus supplement nor the sale of common stock means that information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is correct after the date of this prospectus supplement. These documents are not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstance under which the offer or solicitation is unlawful.